                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT

                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                          FRIEDE GOLDMAN HALTER, INC.
(Mark One):
  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
       For the fiscal year ended December 31, 1999
                                      OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
       For the transition period from _________ to ________

Commission file number 0-22595

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

  FRIEDE GOLDMAN HALTER, INC.-401(K) PROFIT SHARING PLAN

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

  FRIEDE GOLDMAN HALTER, INC.
  13085 Industrial Seaway Road
  Gulfport, Mississippi  39503

        FRIEDE GOLDMAN HALTER,INC.-401(K) PROFIT SHARING PLAN

        Financial Statements as of December 31, 1999 and
        March 31, 1999 and for the Nine-month Period
        Ended December 31, 1999 and the Year Ended
        March 31, 1999; Supplemental Schedules as of and for the Nine-month Period Ended December 31, 1999;
        and Independent Auditors' Report

                           Financial Statements and
                             Supplemental Schedule

                          Friede Goldman Halter, Inc.
                        401(k) Profit Sharing Plan
                    (formerly the Halter Marine Group, Inc.
                          401(k) Profit Sharing Plan)

                   Nine-month period ended December 31, 1999
                         and year ended March 31, 1999
                      with Report of Independent Auditors

            Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan (formerly the Halter Marine Group, Inc. 401(k) Profit Sharing Plan)

                Financial Statements and Supplemental Schedule

                   Nine-month period ended December 31, 1999
                         and year ended March 31, 1999



                                   CONTENTS



Report of Independent Auditors................................   1

Financial Statements

Statements of Net Assets Available for Benefits...............   3
Statements of Changes in Net Assets Available for Benefits....   4
Notes to Financial Statements.................................   5

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets Held for Investment
 Purposes at End of Year......................................  11

Exhibit 23.1--Consent of Ernst & Young LLP

                         Report of Independent Auditors


The Administrative Committee
Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan


We have audited the accompanying statements of net assets available for benefits of Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan (formerly Halter Marine Group, Inc. 401(k) Profit Sharing Plan) as of December 31, 1999 and March 31, 1999, and the related statements of changes in net assets available for benefits for the nine-month period ended December 31, 1999 and the year ended March 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Metropolitan Life Insurance Company and Chase Manhattan Bank, N.A., the trustees of the Plan as of March 31, 1999, and transactions in those assets were excluded from the scope of our audit of the Plan's March 31, 1999 financial statements, except for comparing the investment information provided by the trustees, which is summarized in Note 3, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of or for the year ended March 31, 1999. The form and content of the information included in the March 31, 1999 financial statements, other than that derived from the investment information certified by the trustees, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999, and changes in its net assets available for benefits for the nine-month period then ended in conformity with accounting principles generally accepted in the United States.

Our audit of the Plans' financial statements as of and for the nine-month period ended December 31, 1999 was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at the end of the year as of December 31, 1999 is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements for the nine-month period ended December 31, 1999 and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ ERNST & YOUNG LLP

New Orleans, Louisiana
June 27, 2000

            Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan (formerly the Halter Marine Group, Inc. 401(k) Profit Sharing Plan)

                Statements of Net Assets Available for Benefits



                                                    December 31        March 31
                                                       1999              1999
                                                   -----------------------------
Assets
Investments:
 MetLife Guaranteed Fixed Income Account             $19,857,159     $16,378,813
 Mutual funds                                         15,094,338      13,148,914
 Loans to participants                                 2,953,409       2,281,131
 Friede Goldman Halter, Inc. Common Stock              2,579,017       2,799,797
 Pooled separate account                               1,569,854         826,747
 Money market fund                                       107,105         100,155
                                                     -----------     -----------
Total investments                                     42,160,882      35,535,557

Receivables:
 Participants' contributions                             592,714         678,304
 Employer contributions                                  425,933         489,381
                                                     -----------     -----------
Total receivables                                      1,018,647       1,167,685
                                                     -----------     -----------
Net assets available for benefits                    $43,179,529     $36,703,242
                                                     ===========     ===========



See accompanying notes.

             Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan (formerly the Halter Marine Group, Inc. 401(k) Profit Sharing Plan)


           Statements of Changes in Net Assets Available for Benefits



                                                   NINE-MONTH
                                                  PERIOD ENDED       YEAR ENDED
                                                   DECEMBER 31        MARCH 31
                                                      1999              1999
                                                 -------------------------------
ADDITIONS
Investment income:
 Net depreciation in fair value of mutual           $  (709,860)     $(1,874,146)
  funds
 Net depreciation in fair value of common            (1,273,768)      (2,664,802)
  stock
 Net appreciation in fair value of pooled
  separate account                                      168,745           76,796

 Interest and dividend income                         2,081,679        1,879,099
                                                    -----------      -----------
                                                        266,796       (2,583,053)

Contributions:
 Participants'                                        5,879,445        8,635,505
 Employer                                             2,879,111        4,146,495
 Rollovers                                              430,720        4,259,393
                                                    -----------      -----------
                                                      9,189,276       17,041,393
                                                    -----------      -----------
Total additions                                       9,456,072       14,458,340

DEDUCTIONS
Benefit payments                                      2,979,785        1,870,933
                                                    -----------      -----------
Net increase                                          6,476,287       12,587,407

Net assets available for benefits:
 Beginning of year                                   36,703,242       24,115,835
                                                    -----------      -----------
 End of year                                        $43,179,529      $36,703,242
                                                    ===========      ===========



See accompanying notes.

             Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan (formerly the Halter Marine Group, Inc. 401(k) Profit Sharing Plan)

                         Notes to Financial Statements

                               December 31, 1999



1. DESCRIPTION OF PLAN

The following is a brief description of the Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan (formerly the Halter Marine Group, Inc. 401(k) Profit Sharing Plan) (the Plan). This description is provided for general information purposes only. Participants should refer to the Plan Adoption Agreement for a more complete description of the Plan's provisions.

GENERAL

Effective November 3, 1999, Halter Marine Group, Inc. (Halter) completed a merger with Friede Goldman International, Inc. (Friede Goldman). The surviving company, Friede Goldman, changed its official name to Friede Goldman Halter, Inc. (the Company). In addition, the Halter Marine Group, Inc. 401(k) Profit Sharing Plan was renamed the Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan and the plan year end was changed from March 31 to December 31. Accordingly, the accompanying financial statements reflect a short period of nine months.

The Plan is a defined contribution plan covering all employees of Halter. Highly compensated and leased employees are not eligible to participate in the Plan. Prior to July 1, 1999, employees who had attained the age of 18 were eligible to participate. Effective July 1, 1999, the eligibility requirement was changed to 90 days of service and the age of 18. The entry date of the plan is the earliest quarterly date after the eligibility requirements are met. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute from 2% to 15% of their total compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans subject to approval by the Company.

             Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan (formerly the Halter Marine Group, Inc. 401(k) Profit Sharing Plan)

                   Notes to Financial Statements (continued)


1. DESCRIPTION OF PLAN (CONTINUED)

The Company provides an annual matching contribution on behalf of each participant which is determined each year by the board of directors. During the nine-month period ended December 31, 1999 and the year ended March 31, 1999, the Company matched 50% of the first 6% of base compensation that a participant contributed to the Plan. In addition, the Company may elect to make discretionary contributions although it made no such contributions during the nine-month period ended December 31, 1999 or the year ended March 31, 1999.

Beginning with the quarter ending June 30, 1998, the Company elected to make an additional contribution of $75 per participant per quarter in conjunction with freezing the Halter Marine Group Pension Plan. This contribution continued to be made throughout the nine-month period ended December 31, 1999.

Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The balance of forfeited nonvested accounts at December 31, 1999 and March 31, 1999 was $601,695 and $254,128, respectively.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of eight investment options: (1) Friede Goldman Halter, Inc. common stock (formerly the Halter Marine Group, Inc. company stock)
(2) State Street Research Alpha Fund, (3) Loomis Sayles Small Cap Fund,
(4) Founders Balanced Fund, (5) Harris Associates - Oakmark Fund, (6) Warburg Pincus International Equity Fund, (7) MetLife Guaranteed Fixed Income Account, and (8) MetLife Stock Market Index Guarantee Account (a pooled separate account).

VESTING

Participants vest immediately in their contributions. Participants vest in the Company's contributions 25% after one year, 50% after two years, 75% after three years, and 100% after four years of service.

             Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan (formerly the Halter Marine Group, Inc. 401(k) Profit Sharing Plan)

                   Notes to Financial Statements (Continued)

1. DESCRIPTION OF PLAN (CONTINUED)

LOANS TO PARTICIPANTS

The Plan allows participants to borrow from their vested account balances. Loans must be approved by the plan administrator and must be a minimum of $1,000 and a maximum of the lesser of 50% of the participant's vested account balance or $50,000 reduced by the highest outstanding loan balance in the participant's account during the prior 12-month period.

PAYMENTS OF BENEFITS

Upon retirement, termination of service or death, participants or their beneficiaries receive a lump sum distribution equal to the vested value of the participant's account. A participant may withdraw all or a portion of his account in the event of financial hardship, as defined by the Plan.

PRIORITIES UPON TERMINATION

The Company may discontinue its contributions or the Plan may be terminated subject to the provisions of ERISA, at the Company's option. In the event of plan termination, the net assets available for plan benefits shall be liquidated. Amounts credited to the accounts of participants shall become fully vested and nonforfeitable as of the date of such termination. The Company currently has no intention to terminate the Plan.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

             Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan (formerly the Halter Marine Group, Inc. 401(k) Profit Sharing Plan)

                   Notes to Financial Statements (Continued)


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS

The Plan's funds are invested in mutual funds, a guaranteed investment contract and Friede Goldman Halter, Inc. common stock (formerly Halter Marine Group, Inc. common stock). Investments in mutual funds and the Friede Goldman Halter, Inc. common stock are valued at quoted market prices on the last business day of the year. Investments in the pooled separate account is valued at stated redemption values. Investments in the guaranteed investment contract, which is fully benefit responsive, is valued at contract value. Loans to participants are valued at their outstanding balances, which approximate fair value.

The average yield on the investment contract was 5.79% and 6.31% for the nine-month period ended December 31, 1999 (annualized) and for the year ended March 31, 1999, respectively. The crediting interest rate on the contract is revalued every 12 months on January 1. As of December 31, 1999 and March 31, 1999, the crediting interest rate on the contract was 6.15%.

ADMINISTRATIVE EXPENSES

The Company pays all of the administrative costs of the Plan.

3. INFORMATION CERTIFIED BY TRUSTEES

The Plan's trustee during the year ended March 31, 1999 was Metropolitan Life Insurance Company (MetLife) for the mutual funds, pooled separate account and guaranteed investment contract. Chase Manhattan Bank, N.A. (Chase) was trustee for the Company's common stock and the money market fund.

All investment information disclosed in the accompanying financial statements, including investments held at March 31, 1999, and net appreciation/depreciation in fair value of investments and interest and dividend income for the year ended March 31, 1999, was obtained or derived from information supplied to the plan administrator and certified as complete and accurate by MetLife and Chase.

             Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan (formerly the Halter Marine Group, Inc. 401(k) Profit Sharing Plan)

                   Notes to Financial Statements (Continued)

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 11, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is exempt.

5. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets.

                                               DECEMBER 31      MARCH 31
                                                  1999            1999
                                             ----------------------------

MetLife Guaranteed Fixed Income Account       $19,857,159     $16,378,813
Harris Associates - Oakmark Fund                4,249,736       4,115,408
Loomis Sayles Small Cap Fund                    3,952,024       3,226,783
State Street Research Alpha Fund                3,112,793       2,989,371
Friede Goldman Halter, Inc. Common Stock        2,579,017       2,799,797
Founders Balanced Fund                          2,315,560       2,141,639

6. SUBSEQUENT EVENTS

Effective January 1, 2000, the Plan changed from Chase as trustee for the Company's common stock to Reliance Trust.

Effective April 1, 2000, the Plan added the following four investment options:
Janus Balanced Fund, Janus Fund, Scudder International Fund, and Loomis Sayles Small Cap Growth Fund.

             Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan (formerly the Halter Marine Group, Inc. 401(k) Profit Sharing Plan)

                   Notes to Financial Statements (Continued)

6. SUBSEQUENT EVENTS (CONTINUED)

In April 2000, the Company sold the yacht division of its vessel operating segment. Since the sale, approximately $1.5 million of plan assets have been distributed to the former employees either as lump sum distributions or direct rollovers to qualified plans.

            Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan (formerly the Halter Marine Group, Inc. 401(k) Profit Sharing Plan)

    Schedule H, Line 4(i)--Schedule of Assets Held for Investment Purposes
                                at End of Year

                          EIN: 75-2656828    PN: 001

                               December 31, 1999


                                                   Description Of Investment,
                                                    Including Maturity Date,
       Identity of Issue, Borrower,                    Rate Of Interest,                  Current
             or Similar Party                        Par Or Maturity Value                 Value
------------------------------------------------------------------------------------------------------

Mutual Funds:
 State Street Research Alpha Fund                        222,660 shares                    $ 3,112,793
 Loomis Sayles Small Cap Fund                            222,398 shares                      3,952,024
 Founders Balanced Fund                                  221,161 shares                      2,315,560
 Harris Associates - Oakmark Fund                        156,240 shares                      4,249,736
 Warburg Pincus International Equity Fund                 52,765 shares                      1,464,225


Pooled separate account:
 MetLife Stock Market Index Guarantee
  Account*                                                 2,995 shares                      1,569,854


Money market fund:
 Chase Manhattan Cash Investment Fund*                   107,105 shares                        107,105

Friede Goldman, Halter, Inc. Common Stock*               371,597 shares                      2,579,017


Guaranteed Fixed Income Account:
 MetLife Guaranteed Fixed Income Account*     Guaranteed interest contract, 6.15%           19,857,159


Loans to participants*                           Maturity dates ranging through
                                                  September 2029 at interest rates
                                                  from 7.75% to 10.75%; payments are
                                                  made through payroll deduction;
                                                  loans are collateralized by
                                                  participant's vested account balance       2,953,409
                                                                                           -----------
                                                                                           $42,160,882
                                                                                           ===========

*Indicates party-in-interest to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       THE FRIEDE GOLDMAN HALTER, INC.
                                       401(K) PROFIT SHARING PLAN



                                       By:  FRIEDE GOLDMAN HALTER, INC.
                                       Plan Administrator



               June 28, 2000           By: /s/ Richard T. McCreary
                                           ---------------------------
                                           Richard T. McCreary
                                           Group President, Halter Marine


               June 28, 2000           By: /s/ Leamon C. Cooley Jr.
                                           ----------------------------
                                           Leamon C. Cooley Jr.
                                           Director of Human Resources